UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2022

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99.1 to this Report on Form 6-K is incorporated by reference into this report and is incorporated by reference into and as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-267625), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by the registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material change report dated October 18, 2022.

99.2	Equity Purchase Agreement dated as of October 11, 2022, by and among Cameco Corporation, Watt New Aggregator L.P., Brookfield WEC Aggregator LP, Brookfield Capital Partners (Bermuda) Ltd., Watt Aggregator L.P. and Brookfield Business Partners L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2022	Cameco Corporation

	By:	/s/ Sean A. Quinn
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary